UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	December 14, 2020

TC PipeLines, LP

(Exact name of registrant as specified in its charter)

Delaware	001-35358	52-2135448
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

700 Louisiana Street, Suite 700
Houston, TX	77002-2761
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code	(877) 290-2772

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Units representing limited partner interests	TCP	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On December 14, 2020, TC PipeLines, LP, a Delaware limited partnership (the “Partnership”), TC PipeLines GP, Inc., a Delaware corporation and the general partner of the Partnership (the “GP”), TC Energy Corporation, a Canadian corporation (“TC Energy”), TransCan Northern Ltd., a Delaware corporation (“TransCan Northern”), TransCanada PipeLine USA Ltd., a Nevada corporation (“TC PipeLine USA”), and TCP Merger Sub, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of TC Energy (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Partnership (the “Merger”), with the Partnership continuing as the sole surviving entity and a wholly owned subsidiary of TC Energy.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, each common unit representing a fractional part of the limited partner interests in the Partnership (each, a “Common Unit”) issued and outstanding immediately prior to the effective time of the Merger, other than Common Units owned by TC Energy and its affiliates, will be cancelled in exchange for 0.70 shares of TC Energy common stock (“TC Energy Common Stock”).

The conflicts committee (the “Conflicts Committee”) of the board of directors (the “Board”) of the GP has, acting in good faith, unanimously, (i) determined that the Merger Agreement and the transactions contemplated thereby are fair and reasonable to, and in the best interests of, the Partnership and the holders of the outstanding Common Units (other than TC Energy and its affiliates), (ii) approved the Merger Agreement and the transactions contemplated thereby, on the terms and subject to the conditions set forth in the Merger Agreement, which such approval constituted “Special Approval” for all purposes under the limited partnership agreement of the Partnership, (iii) recommended that the Board approve the Merger Agreement and the transactions contemplated thereby, (iv) recommended that the Board approve the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger and (v) recommended that the Board direct that the Merger Agreement be submitted to a vote of the limited partners for their approval at a special meeting and recommended that the Board recommend to the limited partners of the Partnership that the limited partners approve the Merger Agreement and the Merger. Based upon such recommendation, the Board has, acting in good faith unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair and reasonable to, and in the best interests of the Partnership and the holders of the outstanding Common Units (other than TC Energy and its affiliates), (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger and (iv) resolved to recommend that the limited partners approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and directed that the Merger Agreement be submitted to the limited partners for their approval at a special meeting.

Pursuant to the Merger Agreement, each of TC Energy, TransCan Northern and TC PipeLine USA have agreed to (i) vote, or cause to be voted, all Common Units then owned by it or its subsidiaries in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger and (ii) not, and cause each of its subsidiaries not, to transfer, assign or otherwise dispose of any Common Units owned by TC Energy or its subsidiaries.

The completion of the Merger is subject to certain customary closing conditions, including (i) receipt of approval of the Merger Agreement by vote of the limited partners holding the Common Units constituting at least a majority of the outstanding Common Units entitled to vote at the special meeting of the limited partners, (ii) the TC Energy Common Stock issuable in connection with the Merger having been approved for listing on the NYSE and the TSX, subject to official notice of issuance, (iii) any waiting period applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended having been terminated or having expired, any required approval or consent under any other applicable antitrust law having been obtained and the approval of the transaction from the Committee on Foreign Investment in the United States having been obtained; (iv) the absence of any governmental order prohibiting the consummation of the Merger or the other transactions contemplated thereby, and (v) TC Energy’s registration statement on Form F-4 having become effective under the Securities Act of 1933, as amended.

TC Energy, TransCan Northern, TC PipeLine USA, Merger Sub, the Partnership and the GP have made customary representations and warranties, and agreed to customary covenants, in the Merger Agreement. Subject to certain exceptions, TC Energy and the Partnership have each agreed, among other things, to covenants relating to the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

The Merger Agreement contains certain termination rights that may be exercised by either TC Energy or the Partnership, including in the event that (i) both parties agree by mutual written consent duly authorized by the Conflicts Committee on behalf of the Partnership and the TC Energy board of directors to terminate the Merger Agreement, (ii) the Merger is not consummated by August 14, 2021 (the “Outside Date”), (iii) any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger having become final and non-appealable, or (iv) if the special meeting of the limited partners has concluded and the requisite approval of the limited partners has not been obtained. The Merger Agreement contains provisions granting TC Energy the right to terminate the Merger Agreement for certain reasons, including (i) if a Partnership Adverse Recommendation Change (as the term is defined in the Merger Agreement) shall have occurred, unless the special meeting of the limited partners was held and the vote to approve the Merger taken, regardless of whether the requisite vote was obtained or (ii) if there has been a breach by the Partnership of any representation, warranty, covenant or agreement contained in the Merger Agreement, or if any representation or warranty of the Partnership shall have become untrue, in either case such that certain conditions to TC Energy’s obligation to consummate the Transactions under the Merger Agreement would not be satisfied and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (A) 60 days after the giving of notice thereof by TC Energy to the Partnership or (B) the Outside Date, provided that this right shall not be available to TC Energy if it has materially breached its representations, warranties, covenants or agreements contained in the Merger Agreement. The Merger Agreement contains provisions granting the Partnership (duly authorized by the Conflicts Committee) the right to terminate the Merger Agreement for certain reasons, including if there has been a breach by TC Energy, certain of its subsidiaries or Merger Sub of any representation, warranty, covenant or agreement contained in the Merger Agreement, or if any representation or warranty of TC Energy, certain of its subsidiaries or Merger Sub shall have become untrue in either case such that certain conditions to the Partnership’s obligation to consummate the Transactions under the Merger Agreement would not be satisfied and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (A) 60 days after the giving of notice thereof by the Partnership to TC Energy or (B) the Outside Date, provided that this shall not be available to the Partnership if it has materially breached its representations, warranties, covenants or agreements contained in the Merger Agreement.

Upon termination of the Merger Agreement under certain circumstances, the Partnership will be obligated to (i) pay TC Energy a termination fee equal to $25 million or (ii) pay TC Energy an expense reimbursement amount equal to $4 million. The Merger Agreement also provides that upon termination of the Merger Agreement under certain circumstances TC Energy will be obligated to pay the Partnership an expense reimbursement amount equal to $4 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference. The representations, warranties, and covenants of each party set forth in the Merger Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties including (i) being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to such agreements instead of establishing these matters as facts and (ii) being subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or of any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Partnership’s public disclosures.

Item 8.01	Other Events.

On December 15, 2020, the Partnership issued a press release announcing the execution of the Merger Agreement. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements generally include statements regarding the potential transaction between TC Energy and the Partnership, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction, projected financial information, future opportunities, and any other statements regarding TC Energy’s and the Partnership’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of TC Energy’s and the Partnership’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Partnership unitholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to TC Energy’s or the Partnership’s respective businesses; the effect of this communication on the price of TC Energy’s common shares or the Partnership’s common units; the effects of industry, market, economic, political or regulatory conditions outside of TC Energy’s or the Partnership’s control; transaction costs; TC Energy’s ability to achieve the benefits from the proposed transaction; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: the impact of downward changes in oil and natural gas prices, including any effects on the creditworthiness of shippers or the availability of natural gas in a low oil price environment; the impact of litigation and other opposition proceedings on the ability to begin work on projects and the potential impact of an ultimate court or administrative ruling to a project schedule or viability; uncertainty surrounding the impact of global health crises that reduce commercial and economic activity, including the recent outbreak of the COVID-19 virus, and the potential impact on the respective businesses of TC Energy and the Partnership; the potential disruption or interruption of operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the parties’ control; and the potential liability resulting from pending or future litigation. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. The Partnership assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Additional factors that could cause results to differ materially from those described above can be found in the Partnership’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on the Partnership’s website at https://www.tcpipelineslp.com/investors/reports-and-filings/ and on the Securities and Exchange Commission’s (the “SEC”) website at http://www.sec.gov, and in TC Energy’s most recent Annual Report on Form 40-F, as it may be updated from time to time by current reports on Form 6-K all of which are available on TC Energy’s website at https://www.tcenergy.com/investors/reports-and-filings/ and on the SEC’s website at http://www.sec.gov.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the potential transaction, TC Energy expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of TC Energy that also constitutes a preliminary proxy statement of the Partnership. After the registration statement is declared effective, the Partnership will mail a definitive proxy statement/prospectus to unitholders of the Partnership. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that TC Energy or the Partnership may file with the SEC and send to the Partnership’s unitholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TC ENERGY AND THE PARTNERSHIP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy solicitation statement/prospectus (when available) and other documents filed with the SEC by TC Energy or the Partnership through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by TC Energy will be available free of charge on TC Energy’s website at https://www.tcenergy.com/investors/reports-and-filings/ and copies of the documents filed with the SEC by the Partnership will be available free of charge on the Partnership’s website at https://www.tcpipelineslp.com/investors/reports-and-filings.

TC Energy and the Partnership, and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of TC Energy is set forth in its Management Information Circular, dated February 27, 2020, which was filed as Exhibit 99.1 to TC Energy’s Current Report on Form 6-K, filed with the SEC on March 16, 2020. Information about the directors and executive officers of the Partnership is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 20, 2020, and its Current Report on Form 8-K, filed with the SEC on September 17, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of December 14, 2020 by and among TC PipeLines, LP, TC PipeLines GP, Inc. TC Energy Corporation, TransCan Northern Ltd., TransCanada PipeLine USA Ltd., and TCP Merger Sub, LLC.
99.1	Press Release of TC PipeLines, LP, dated as of December 15, 2020.
104	The cover page of this Current Report on Form 8-K, formatted in Inline XBRL.

*	Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC on request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC PipeLines, LP
By: TC PipeLines GP, Inc.,
its general partner

Date: December 15, 2020	By:	/s/ Jon A. Dobson
Jon. A. Dobson
Secretary